Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.

Statement Re Computation of Ratio of Earnings to Fixed Charges

($ in millions except ratios)

	Year Ended
	2011	2010	2009	2008 (1)	2007
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$61.6	$153.1	$797.2	$(1,070.2)	$750.4
Distributed income of equity investees		—	—	—	31.2
Interest expense on debt	55.2	57.3	70.8	81.6	73.0
Interest portion of rental expense	7.6	9.4	11.7	13.1	18.3
Earnings (loss)	$124.4	$219.8	$879.7	$(975.5)	$872.9
Interest expense on debt	55.2	$57.3	$70.8	$81.6	$73.0
Interest portion of rental expense	7.6	9.4	11.7	13.1	18.3
Fixed charges	$62.8	$66.7	$82.5	$94.7	$91.3
Ratio of earnings to fixed charges	2.0	3.3	10.7	—	9.6

(1)  Earnings were inadequate to cover fixed charges by $1,070.2 for the year ended December 31, 2008.